Exhibit 99.1

Arco Platform Limited announces results of Annual General Meeting Held on April 29, 2021

São Paulo, Brazil, April 29, 2021 – Arco Platform Limited, or Arco (Nasdaq: ARCE), announces that the resolutions as set out in its Notice of Annual General Meeting dated April 13, 2021 were duly passed at its Annual General Meeting held today.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br